February 20, 2014

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Excelsior Private Markets Fund III (TI), LLC (File No. 811-22814)

Excelsior Private Markets Fund III (TI), LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending August 28, 2014:

1.                  A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.                  A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.                  A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4.                  If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $100,000, as required under Rule 17g-1 paragraph (d).

Securities and Exchange Commission February 20, 2014 Page 2

 5.                  The premium for the Bond has been paid through August 28, 2014.

If you have any questions, please do not hesitate to contact me at (203) 352-4400.

Sincerely,

/s/ Steven L. Suss

Steven L. Suss

cc:  Marina Belaya